August 14, 2018

Robert Monster
Chief Executive Officer
Digitaltown, Inc.
2155 112th Ave NE
Bellevue, WA 98004

       Re: Digitaltown, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 20, 2018
           File No. 333-225432

Dear Mr. Monster:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A

General

1. Your financial statements indicate that you hold 92% of your assets in digital currencies in the form of RChain Coins as of May 31, 2018. We note that you sold a portion of your
       RChain Coins for $100,000 on May 16, 2018. Please disclose whether you still hold any digital currencies and, if not, provide an update in a recent developments section of the prospectus summary.
2. In a press release dated August 2, 2018 that announces your partnership with Monetizr, you note that at the core of the DigitalTown platform is the free SmartWallet, which supports fiat currencies and cryptocurrencies such as bitcoin, ethereum, and ALT Tokens.
 Robert Monster
Digitaltown, Inc.
August 14, 2018
Page 2
       You also note that you provide wallets for DigitalTown CityShares and CityTokens. To the extent material, please revise to include a description of the SmartWallet application, a discussion of the cryptocurrencies that it supports, and the nature and use of the
       DigitalTown CityShares and CityTokens. Include appropriate risk factor disclosure regarding the challenges and uncertainties related to this portion of your business.
       You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameRobert Monster                             Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameDigitaltown, Inc.
                                                             and Services
August 14, 2018 Page 2
cc:       James B. Parsons
FirstName LastName